SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1444
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

 1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92931L203

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,302
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 102,302
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92931L203

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,9371
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,9371
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,9371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%1
14	TYPE OF REPORTING PERSON* IA

 1 Because Riley Investment Management LLC has sole investment and voting power over 102,302 Shares held by Riley Investment Partners, L.P. and 118,635 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.

CUSIP No. 92931L203

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,833
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 118,833
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 92931L203

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,7701
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,7701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,7701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%1
14	TYPE OF REPORTING PERSON* IN

 1 Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions.  In addition, Mr. Riley, as Chairman of B. Riley & Co., LLC, controls its voting and investment decisions.  Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 102,302 Shares held by Riley Investment Partners, L.P., the 118,635 Shares held in managed accounts by investment advisory clients of Riley Investment Management LLC and the 118,833 Shares held by B. Riley & Co., LLC.

CUSIP No. 92931L203

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of March 10, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 17, 2011.

(a)           As of the close of business on April 26, 2011, RIP beneficially owned 102,302 Shares, representing approximately 1.5% of the Shares outstanding.

As of the close of business on April 26, 2011, RIM beneficially owned 118,635 Shares held in certain managed accounts of its investment advisory clients, representing approximately 1.7% of the Shares outstanding.  RIM, as the general partner of RIP, may be deemed to beneficially own the 102,302 Shares beneficially owned by RIP, representing approximately 1.5% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 220,937 Shares beneficially owned by RIM, representing approximately 3.2% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts and beneficially owned by RIP, except to the extent of their pecuniary interest therein.

As of the close of business on April 26, 2011, BRC beneficially owned 118,833 Shares, representing approximately 1.7% of the Shares outstanding.  Mr. Riley, as the Chairman and owner of all of the outstanding membership interests of BRC, may be deemed to beneficially own such Shares.

(c)           Since the filing of Amendment No. 7, RIP sold 4,859 Shares on April 19, 2011 for a sale price of $2.613 per Share, sold 38,388 Shares on April 21, 2011 for a sale price of $2.6 per Share, sold 42,753 Shares on April 25, 2011 for a sale price of $2.6 per Share and sold 7,820 Shares on April 26, 2011 for a sale price of $2.6003 per Share.  Certain managed accounts of RIM sold 6,441 Shares on April 19, 2011 for a sale price of $2.613 per Share, sold 50,887 Shares on April 21, 2011 for a sale price of $2.6 per Share, sold 56,672 Shares on April 25, 2011 for a sale price of $2.6 per Share and sold 10,365 Shares on April 26, 2011 for a sale price of $2.6003 per Share.  BRC sold 15,131 Shares on April 25, 2011 for a sale price of $2.6213 per Share and sold 34,869 Shares on April 26, 2011 for a sale price of $2.6 per Share.  All such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except RIM’s advisory clients are entitled to any dividends or proceeds paid with respect to Shares held by such persons.

(e)           As of April 26, 2011 the reporting persons ceased to be beneficial owners of more than 5% of the Shares of the Company.

CUSIP No. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2011

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By:	Riley Investment Management LLC, its general partner

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ BRYANT R. RILEY
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ BRYANT R. RILEY
BRYANT R. RILEY